Exhibit (m)

DISTRIBUTION AND SERVICE PLAN

The following Distribution and Service Plan (the “Plan”) has been adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), by Artisan Partners Funds, Inc. (“Artisan Partners Funds”), separately for each class (each, a “Class”) of each series of Artisan Partners Funds identified on Schedule A, as amended from time to time (each, a “Series”), which Classes, Series, and Artisan Partners Funds may do business under these or such other names as the Board of Directors of Artisan Partners Funds may designate from time to time. The Plan has been approved by a majority of the Board of Directors of Artisan Partners Funds, including a majority of the Directors who are not interested persons of Artisan Partners Funds and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related thereto (“non-interested Directors”), cast in person at a meeting called for the purpose of voting on such Plan.

Such approval by the Directors included a determination that in the exercise of their reasonable business judgment and in light of their fiduciary duties, there is a reasonable likelihood that the Plan will benefit each such Class of each Series and its respective shareholders. Artisan Partners Funds is a corporation organized under the laws of the State of Wisconsin, is authorized to issue different series of securities, and is an open-end management investment company registered under the 1940 Act. Artisan Partners Distributors LLC (the “Distributor”) is the principal underwriter for Artisan Partners Funds’ shares pursuant to the Distribution Agreement between the Distributor and Artisan Partners Funds on behalf of each Series (the “Distribution Agreement”).

The Plan provides that:

1.

Artisan Partners Funds shall pay to the Distributor, or to such persons as the Distributor may direct, out of the assets of a particular Class of a Series, a monthly fee not to exceed the fee rate set forth on Schedule A for such Class of the Series as may be determined by Artisan Partners Funds’ Board of Directors from time to time. Artisan Partners Funds and the Distributor are each hereby authorized to instruct the transfer agent or other agents of Artisan Partners Funds to pay fees and compensation directly to financial services firms or other persons engaged to provide services authorized under paragraph 2 below.

2.

Payments may be made pursuant to paragraph 1 above to finance any activity primarily intended to result in the sale of shares or creation units, as applicable, of each Class of a Series or the provision of investor services, including but not limited to (i) delivering copies of the applicable Series’ then-current prospectus to prospective purchasers of such creation units; (ii) preparing, setting in type, printing and mailing any prospectus, report or other communication to prospective shareholders or authorized participants of the applicable Series; (iii) marketing and promotional services including advertising; (iv) the distribution and promotion of creation unit size aggregations of shares of a Class of the Series; (v) facilitating communications with beneficial owners of shares of a Class of the Series; and (vi) such other services and obligations as are set forth in the Distribution Agreement with respect to a Class of the Series.

3.

The Distributor may assign to any party its rights to receive any amounts payable under this Plan, and any such assignment shall not constitute an assignment of any agreement under which such payments are made. In the event of such assignment, the Distributor shall provide written notice to the Board of Directors of Artisan Partners Funds at the next regularly scheduled meeting of the Board following the assignment, which notice shall include the name of the party to whom such rights were assigned, the date of such assignment and a general description of the services provided by the assignee in return for such payments.

4.

In addition to the payments which Artisan Partners Funds is authorized to make under this Plan, to the extent that the Distributor or any affiliate may make payments that are deemed to be payments by Artisan Partners Funds or any Series for the financing of any activity primarily intended to result in the sale of shares issued by a Series within the context of Rule 12b-1 under the 1940 Act, such payments shall be deemed to have been made pursuant to this Plan.

5.

The officers of Artisan Partners Funds shall furnish to the Board of Directors of Artisan Partners Funds, for their review, on a quarterly basis, a written report of the amounts expended under the Plan with respect to each Class of each Series and the purposes for which such expenditures were made. Upon request, the officers of Artisan Partners Funds shall furnish to the Board of Directors of Artisan Partners Funds such other information as the Board may reasonably request in connection with the payments made under the Plan and the use thereof by the Distributor in order to enable the Board to make an informed determination of the amount of Artisan Partners Funds’ payments with respect to each Class of each Series and whether the Plan should be continued with respect to each Class of each Series.

6.

This Plan shall take effect with respect to the shares of a particular Class of a Series as of the effective date set forth on Schedule A (the “Commencement Date”); thereafter, the Plan shall continue in effect with respect to the shares of a particular Class of a Series for a period of more than one year from the Commencement Date only so long as such continuance is specifically approved at least annually by a vote of the Board of Directors of Artisan Partners Funds, and of the non-interested Directors, cast in person at a meeting called for the purpose of voting on such Plan.

7.

(a) The Plan may be terminated as to the shares of any particular Class of a Series at any time by vote of a majority of the non-interested Directors or by vote of a majority of the outstanding voting securities of such Class of a Series.

(b) The Plan may not be amended as to the shares of any particular Class of a Series to increase materially the amount to be spent for distribution pursuant to paragraph 1 hereof without approval by the shareholders of such Class of the Series.

8.	All material amendments to this Plan shall be approved by the non-interested Directors in the manner described in paragraph 6 above.

9.	So long as the Plan is in effect, the selection and nomination of Artisan Partners Funds’ non-interested Directors shall be committed to the discretion of such non-interested Directors.

10.

The definitions contained in Sections 2(a)(19) and 2(a)(42) of the 1940 Act shall govern the meaning of “interested person(s)” and “vote of a majority of the outstanding voting securities,” respectively, for the purposes of this Plan. Where the effect of a requirement of the 1940 Act reflected in any provision of this Plan is revised by rule, interpretation, or order of the U.S. Securities and Exchange Commission, such provisions shall be deemed to incorporate the effect of such rule, interpretation, or order.

11.	Artisan Partners Funds shall preserve in an easily accessible place copies of this Plan and all related agreements and reports made pursuant to this Plan for a period of not less than six years.

Approved and Adopted by the Board of Directors of Artisan Partners Funds as of: November 12, 2026

SCHEDULE A

to the Distribution and Service Plan

Artisan Partners Funds, Inc.

Series	Class	Annual Maximum Fee Rate	Commencement Date
Artisan Focus Fund	ETF Class	0.25%	[___	]
Artisan Global Equity Fund	ETF Class	0.25%	[___	]
Artisan Select Equity Fund	ETF Class	0.25%	[___	]
Artisan Sustainable Emerging Markets Fund	ETF Class	0.25%	[___	]